  Exhibit 99.3

Neos Therapeutics, Inc. and Subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)
(unaudited)

	June 30,	December 31,
	2020	2019
ASSETS
Current Assets:
Cash and cash equivalents	$12,679	$16,830
Short-term investments	—	8,064
Accounts receivable, net of allowances for chargebacks and cash discounts of $1,718 and $4,848 at June 30, 2020 and December 31, 2019, respectively	17,385	26,563
Inventories, net	8,730	11,010
Prepaid expenses and other current assets	1,612	4,092
Total current assets	40,406	66,559

Property and equipment, net	6,637	7,345
Operating lease right-of-use assets	2,791	3,044
Intangible assets, net	11,708	12,543
Other assets	1,147	1,382
Total assets	$62,689	$90,873

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable	$9,446	$6,650
Accrued expenses	26,122	40,188
Current portion of operating lease liabilities	708	681
Short-term line of credit	4,488	—
Current portion of long-term debt	20,096	15,836
Total current liabilities	60,860	63,355

Long-Term Liabilities:
Long-term debt, net of current portion	13,158	29,099
Operating lease liabilities	2,900	3,254
Derivative liability	1,790	1,135
Other long-term liabilities	154	160
Total long-term liabilities	18,002	33,648

Stockholders' Deficit:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, no shares issued or outstanding at June 30, 2020 and December 31, 2019	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized at June 30, 2020 and December 31, 2019; 49,788,895 and 49,755,094 shares issued and outstanding, respectively, at June 30, 2020; 49,766,472 and 49,732,671 shares issued and outstanding, respectively, at December 31, 2019	50	50
Treasury stock, at cost, 33,801 shares at June 30, 2020 and December 31, 2019	(352)	(352)
Additional paid-in capital	331,472	328,056
Accumulated deficit	(347,343)	(333,885)
Accumulated other comprehensive income	—	1
Total stockholders' deficit	(16,173)	(6,130)
Total liabilities and stockholders' deficit	$62,689	$90,873

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
Revenues:
Net product sales	$13,133	$15,643	$27,626	$30,277

Cost of goods sold	5,878	5,099	12,267	11,495
Gross profit	7,255	10,544	15,359	18,782

Research and development expenses	1,323	2,009	3,358	5,206
Selling and marketing expenses	5,214	7,269	12,806	14,338
General and administrative expenses	3,593	3,712	7,958	7,505

Loss from operations	(2,875)	(2,446)	(8,763)	(8,267)

Interest expense	(2,089)	(1,987)	(4,126)	(4,102)
Other (expense) income, net	(544)	670	(569)	1,006

Net loss	$(5,508)	$(3,763)	$(13,458)	$(11,363)

Weighted average common shares outstanding used to compute net loss per share, basic and diluted	49,749,925	49,727,718	49,743,027	49,715,707

Net loss per share of common stock, basic and diluted	$(0.11)	$(0.08)	$(0.27)	$(0.23)

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019

Net loss	$(5,508)	$(3,763)	$(13,458)	$(11,363)
Other comprehensive (loss) income:
Net unrealized (loss) gain on short-term investments	(1)	2	(1)	1

Total other comprehensive (loss) income	$(1)	$2	$(1)	$1

Comprehensive loss	$(5,509)	$(3,761)	$(13,459)	$(11,362)

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands, except shares)
(unaudited)

	Three Months Ended June 30,
	2020		2019
	Shares	Amount	Shares	Amount
Preferred Stock
Balance as of the beginning of the period	—	$—	—	$—
Balance as of the end of the period	—	—	—	—
Common Stock
Balance as of the beginning of the period	49,777,756	50	49,756,317	50
Issuance of common stock upon RSU conversion	7,390	—	7,759	—
Shares issued for exercise of stock options	3,749	—	—	—
Balance as of the end of the period	49,788,895	50	49,764,076	50
Treasury Stock
Balance as of the beginning of the period	(33,801)	(352)	(33,801)	(352)
Balance as of the end of the period	(33,801)	(352)	(33,801)	(352)
Additional Paid-In Capital
Balance as of the beginning of the period		328,956		326,014
Recognition of fair value conversion feature on convertible notes		1,703		—
Shares issued for exercise of stock options		2		—
Payroll tax withheld for RSU releases		—		(1)
Share-based compensation expense		811		1,022
Balance as of the end of the period		331,472		327,035
Retained Earnings
Balance as of the beginning of the period		(341,835)		(324,583)
Net loss		(5,508)		(3,763)
Balance as of the end of the period		(347,343)		(328,346)
Accumulated Other Comprehensive Income (Loss), Net
Balance as of the beginning of the period		1		(1)
Net unrealized (loss) gain on investments		(1)		2
Balance as of the end of the period		—		1
Total stockholders' deficit		$(16,173)		$(1,612)

	Six Months Ended June 30,
	2020		2019
	Shares	Amount	Shares	Amount
Preferred Stock
Balance as of the beginning of the period	—	$—	—	$—
Balance as of the end of the period	—	—	—	—
Common Stock
Balance as of the beginning of the period	49,766,472	50	49,710,104	50
Issuance of common stock upon RSU conversion	17,841	—	18,765	—
Shares issued for exercise of stock options	4,582	—	35,207	—
Balance as of the end of the period	49,788,895	50	49,764,076	50
Treasury Stock
Balance as of the beginning of the period	(33,801)	(352)	(33,801)	(352)
Balance as of the end of the period	(33,801)	(352)	(33,801)	(352)
Additional Paid-In Capital
Balance as of the beginning of the period		328,056		325,130
Recognition of fair value conversion feature on convertible notes		1,703		—
Shares issued for exercise of stock options		2		11
Payroll tax withheld for RSU releases		(2)		(2)
Share-based compensation expense		1,713		1,896
Balance as of the end of the period		331,472		327,035
Retained Earnings
Balance as of the beginning of the period		(333,885)		(316,983)
Net loss		(13,458)		(11,363)
Balance as of the end of the period		(347,343)		(328,346)
Accumulated Other Comprehensive Income (Loss), Net
Balance as of the beginning of the period		1		—
Net unrealized (loss) gain on investments		(1)		1
Balance as of the end of the period		—		1
Total stockholders' deficit		$(16,173)		$(1,612)

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(unaudited)

	Six Months Ended June 30,
	2020	2019
Cash Flows From Operating Activities:
Net loss	$(13,458)	$(11,363)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	1,713	1,896
Depreciation and amortization of property and equipment	970	1,049
Amortization of patents and other intangible assets	869	1,052
Changes in fair value of earnout, derivative and warrant liabilities	655	(644)
Amortization of senior debt issuance costs and discounts	1,086	696
Amortization of short-term investment purchase discounts	(32)	(58)
Gain on sale of equipment	—	(2)
Other adjustments	(6)	—
Changes in operating assets and liabilities:
Accounts receivable	9,178	7,657
Inventories	2,280	(2,007)
Other assets	2,476	2,221
Accounts payable	2,877	(6,174)
Accrued expenses	(14,064)	(2,134)
Operating lease liabilities	(74)	(49)
Net cash used in operating activities	(5,530)	(7,860)

Cash Flows From Investing Activities:
Purchases of short-term investments	(2,992)	(7,193)
Sales and maturities of short-term investments	11,087	2,758
Capital expenditures	(262)	(365)
Intangible asset expenditures	(34)	(55)
Net cash provided by (used in) investing activities	7,799	(4,855)

Cash Flows From Financing Activities:
Proceeds from the issuance of common stock, net of issuance costs	2	11
Payments made on borrowings	(10,789)	(8,015)
Proceeds from short-term line of credit	52,886	—
Payments made on short-term line of credit	(48,398)	—
Proceeds from paycheck protection program loan	3,583	—
Payment of paycheck protection program loan	(3,583)	—
Payments of deferred financing costs	(119)	—
Payment of payroll taxes withheld for releases of restricted stock units	(2)	(2)
Net cash used in financing activities	(6,420)	(8,006)

Decrease in cash and cash equivalents	(4,151)	(20,721)

Cash and Cash Equivalents:
Beginning	16,830	46,478
Ending	$12,679	$25,757

Supplemental Disclosure of Noncash Transactions:
Fair value conversion feature incurred on convertible notes	$1,703	$—
Exit Fee liability incurred in connection with Fifth Amendment to Facility	$250	$—
Deferred debt financing costs included in accounts payable	$36	$—
Acquired equipment under finance lease	$—	$406
Finance lease liability from purchase of equipment	$—	$406
Supplemental Cash Flow Information:
Interest paid	$2,933	$3,510

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and nature of operations

Neos Therapeutics, Inc., a Delaware corporation, and its subsidiaries (the “Company”) is a fully integrated pharmaceutical company. The Company has developed a broad, proprietary modified-release drug delivery technology that enables the manufacture of single and multiple ingredient extended-release (“XR”) pharmaceuticals in patient- and caregiver-friendly orally disintegrating tablet (“ODT”) and oral suspension dosage forms. The Company has a pipeline of extended-release pharmaceuticals including three products approved by the U.S. Food and Drug Administration (the “FDA”) for the treatment of attention deficit hyperactivity disorder (“ADHD”). Adzenys XR-ODT was approved by the FDA in January 2016 and launched commercially in May 2016. The Company received approval from the FDA for Cotempla XR-ODT, its methylphenidate XR-ODT for the treatment of ADHD in patients 6 to 17 years old, in June 2017, and commercially launched in September 2017. Also, the Company received approval from the FDA for Adzenys ER oral suspension (“Adzenys ER”) in September 2017 and commercially launched this product in February 2018. In addition, the Company manufactures and markets a generic Tussionex (hydrocodone and chlorpheniramine) (“generic Tussionex”), extended-release oral suspension for the treatment of cough and upper respiratory symptoms of a cold. In addition to its marketed products, the Company is developing NT0502, its product candidate for the treatment of sialorrhea.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company incurred a net loss of approximately $13.5 million during the six months ended June 30, 2020 and $16.9 million and $51.7 million during the years ended December 31, 2019 and 2018, respectively. The Company had an accumulated deficit of approximately $347.3 million as of June 30, 2020. Cash used in operating activities was approximately $5.5 million and $7.9 million for the six months ended June 30, 2020 and 2019, respectively. The ability of the Company to continue as a going concern is dependent upon achieving a profitable level of operations and the ability of the Company to obtain necessary financing to fund ongoing operations and service its debt obligations, or otherwise to reduce its expenses or to renegotiate its debt facilities. The aforementioned factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance of these financial statements.

Management plans that are intended to mitigate the conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern are primarily focused on raising additional capital in order to meet its obligations and execute its business plan or otherwise reduce its expenses or renegotiate its debt facilities. Management believes that the Company has access to capital resources through possible public or private equity offerings, debt financings, or other means; however, the Company cannot provide any assurance that it will be able to raise additional capital or obtain new financing on commercially acceptable terms. If the Company is unable to secure additional capital, it may be required to curtail its operations or delay the execution of its business plan. Alternatively, any efforts by the Company to reduce its expenses may adversely impact its ability to sustain revenue-generating activities or otherwise operate its business, and there can be no assurance that the Company will be able to renegotiate its debt facilities on commercially reasonable terms or at all. As a result, there can be no assurance the Company will be successful in implementing its plans to alleviate this substantial doubt about its ability to continue as a going concern.

The ongoing global COVID-19 pandemic has resulted in significant governmental measures being implemented to control the spread of the virus and, while the Company cannot predict their scope and severity, these developments and measures have adversely affected its business, results of operations and financial condition and will likely continue to do so. The Company is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business and is taking steps to minimize its impact on its business. However, the full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including sales, expenses, manufacturing, clinical trials, research and development costs and employee-related amounts, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, new information that may emerge concerning the severity of COVID-19 pandemic or the effectiveness of actions taken to contain the pandemic or treat its impact, among others. Furthermore, if the Company or any of the third parties with whom it engages, were to experience additional or prolonged shutdowns or other business disruptions, the Company’s ability to conduct its business in the manner and on the timelines presently planned could be materially or negatively affected, which could have a material adverse impact on its business, results of operation and financial condition.

Note 2. Summary of significant accounting policies

Basis of presentation: The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), for interim information and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), for reporting on Form 10-Q and Article 10 of Regulation S-X. Accordingly, these condensed consolidated financial statements do not include all of the information and footnotes necessary for a complete presentation of financial position, results of operations, and cash flows. In the opinion of management, all adjustments (consisting of normal, recurring adjustments) necessary for a fair presentation of results of operations for and financial condition as of the end of the interim period have been included. Results of operations for the three and six months ended June 30, 2020 are not necessarily indicative of the results for the year ending December 31, 2020 or any period thereafter. The audited consolidated financial statements as of and for the year ended December 31, 2019 included information and footnotes necessary for such presentation and were included in the Neos Therapeutics, Inc. Annual Report on Form 10-K filed with the SEC on March 13, 2020. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2019.

Principles of consolidation: At June 30, 2020 and December 31, 2019 and for the three and six months ended June 30, 2020 and 2019, the consolidated financial statements include the accounts of the Company and its four wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Liquidity: During 2019 and the three and six months ended June 30, 2020, the Company incurred operating losses and used cash to fund operations. Management intends to achieve profitability through revenue growth from its currently marketed pharmaceutical products. The Company does not anticipate it will be profitable until such time as revenues from Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER increase substantially over current levels. On October 2, 2019, the Company entered into a senior secured credit agreement with Encina Business Credit, LLC (“Encina”) as agent for the lenders (the “Loan Agreement”), in which Encina will extend up to $25.0 million in secured Revolving Loans to the Company, of which up to $2.5 million may be available for short-term swingline loans, against 85% of eligible accounts receivables. Accordingly, management has performed the review required for going concern accounting and does not believe the Company presently has sufficient liquidity to continue to operate for the next twelve months after the filing of this Quarterly Report on Form 10-Q.

Cash equivalents: The Company invests its available cash balances in bank deposits and money market funds. The Company considers highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. The Company’s primary objectives for investment of available cash are the preservation of capital and the maintenance of liquidity.

Short-term investments: Short-term investments, if any, consist of debt securities that have original maturities greater than three months but less than or equal to one year and are classified as available-for-sale securities. Such securities are carried at estimated fair value, with any unrealized holding gains or losses reported, net of material tax effects reported, as accumulated other comprehensive income or loss, which is a separate component of stockholders’ deficit. Realized gains and losses, and declines in value judged to be other-than-temporary, if any, are included in other income in the consolidated results of operations. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in fair value charged to earnings in that period, and a new cost basis for the security is established. Dividend and interest income are recognized in other income when earned. The cost of securities sold is calculated using the specific identification method. The Company places all investments with government agencies or corporate institutions whose debt is rated as investment grade. The Company classifies all available-for-sale marketable securities with maturities greater than one year from the balance sheet date, if any, as non-current assets.

Inventories: Inventories are measured at the lower of cost (first in, first out) or net realizable value. Inventories have been reduced by an allowance for excess and obsolete inventories. Cost elements include material, labor and manufacturing overhead. Inventories consist of raw materials, work in process and finished goods.

Until objective and persuasive evidence exists that regulatory approval has been received and future economic benefit is probable, pre-launch inventories are expensed into research and development. Manufacturing costs for the production of Adzenys XR-ODT incurred after the January 27, 2016 FDA approval date, for the production of Cotempla XR-ODT incurred after June 30, 2017, following the FDA approval date of June 19, 2017, and for the production of Adzenys ER incurred after September 30, 2017, following the FDA approval date of September 15, 2017, are being capitalized into inventory.

Leases: At the inception of an arrangement, the Company determines if an arrangement is, or contains, a lease based on the unique facts and circumstances present in such arrangement. Lease classification, recognition, and measurement are then determined at the lease commencement date. For arrangements that contain a lease, the Company will (i) identify lease and non-lease components, (ii) determine the consideration in the contract, (iii) determine whether the lease is an operating or financing lease, and (iv) recognize lease right-of-use (“ROU”) assets and liabilities. Lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the expected lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company uses the implicit interest rate when readily determinable and uses the Company’s incremental borrowing rate when the implicit rate is not readily determinable based upon the information available at the lease commencement date in determining the present value of the lease payments.

Fixed lease payments are recognized over the expected term of the lease using the effective interest method. Variable lease expenses that are not considered fixed, or in substance fixed, are expensed as incurred. Fixed and variable lease expense on operating leases are recognized within cost of goods sold and operating expenses in the Company’s consolidated statements of operations. ROU asset amortization and interest costs on financing leases are recorded within cost of goods sold and interest expense, respectively, in the Company’s consolidated statements of operations. The Company has elected the short-term lease exemption and recognizes a short-term lease expense over lease term of 12 months or less.

Operating leases are included in operating lease ROU assets, current portion of operating lease liabilities and operating lease liabilities in the Company’s consolidated balance sheets. Financing leases are included in property and equipment, net, current portion of long-term debt and long-term debt, net of current portion in the Company’s condensed consolidated balance sheets.

Debt issuance costs and discounts: Debt issuance costs reflect fees paid to lenders, as compensation for services beyond their role as a creditor, and third parties whose costs are directly related to issuing debt and that otherwise would not be incurred. Amounts paid to the lender as a reduction in the proceeds received are considered a component of the discount on the issuance and not an issuance cost. Debt issuance costs and discounts related to term loans are reported as a direct deduction from the outstanding debt and amortized over the term of the debt using the effective interest method as additional interest expense. Debt issuance costs related to a line of credit facility are accounted for in accordance with ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, in which the Company elects to defer and present debt issuance costs as an asset and are recorded at cost and subsequently amortized over the term of the line of credit as additional interest expense. The unamortized debt issuance costs related to a line of credit facility is included in other assets in the condensed consolidated balance sheets.

Derivative liabilities: The Company evaluates its debt and equity issuances to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in the Company’s financial statements. The result of this accounting treatment is that the fair value of the embedded derivative is marked-to-market each balance sheet date and recorded as a liability and the change in fair value is recorded in other (expense) income, net in the consolidated results of operations. In circumstances where there are multiple embedded instruments that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. Equity instruments that are initially classified as equity that become subject to reclassification are reclassified to liability at the fair value of the instrument on the reclassification date. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within twelve months of the balance sheet date.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. The company records the corresponding credit to additional paid in capital in the consolidated statements of stockholders’ (deficit) equity. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption and are classified in interest expense in the consolidated results of operations.

Intangible assets: Intangible assets subject to amortization, which principally include proprietary modified-release drug delivery technology, the costs to acquire the rights to Tussionex Abbreviated New Drug Application and patents, are recorded at cost and amortized over the estimated lives of the assets, which primarily range from 10 to 20 years. The Company estimates that the patents it has filed for its technology and marketed products have a future beneficial value. Therefore, costs associated with past filings for its patents are capitalized. Once the patent is approved and commercial revenue realized, the costs associated with the patent are amortized over the useful life of the patent. If the patent is not approved, the costs will be expensed. For new product candidates, patent applications and related expenses are expensed as incurred.

Revenue recognition: Revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. The Company makes estimates of the net sales price, including estimates of variable consideration (e.g., savings offers, prompt payment discounts, product returns, wholesaler fees, wholesaler chargebacks and estimated rebates) to be incurred on the selling price of the respective product sales, and recognizes the estimated amount as revenue when it transfers control of the product to its customers (e.g., upon delivery). Variable consideration is determined using either an expected value or a most likely amount method. The estimate of variable consideration is also subject to a constraint such that some or all of the estimated amount of variable consideration will only be included in the transaction price to the extent that it is probable that a significant reversal of revenue (in the context of the contract) will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Estimating variable consideration and the related constraint requires the use of significant management judgment and other market data. The Company provides for prompt payment discounts, wholesaler fees and wholesaler chargebacks based on customer contractual stipulations. The Company analyzes recent product return history and other market data obtained from its third party logistics providers (“3PLs”) to determine a reliable return rate. Additionally, management analyzes historical savings offers and rebate payments based on patient prescriptions dispensed for Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER and information obtained from third party providers to determine these respective variable considerations.

The Company sells its generic Tussionex, Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER to a limited number of pharmaceutical wholesalers, all subject to rights of return. Pharmaceutical wholesalers buy drug products directly from manufacturers. Title to the product passes upon delivery to the wholesalers, when the risks and rewards of ownership are assumed by the wholesaler (freight on board destination). These wholesalers then resell the product to retail customers such as food, drug and mass merchandisers.

The Company views its operations and manages its business in one operating segment, which is the development, manufacturing and commercialization of pharmaceuticals.

Contract Balances

Contract assets primarily relate to our right to consideration in exchange for products transferred to a customer in which our right to consideration is dependent upon the customer selling these products. As of June 30, 2020 and December 31, 2019, contract assets of $13,000 and $27,000, respectively, were included in other current assets in the consolidated balance sheets. As of June 30, 2020, contract liabilities of $13,000 was included in accrued expenses in the consolidated balance sheets. As of December 31, 2019, the Company had no contract liability.

Disaggregation of revenue

The following table disaggregates the Company’s net product sales by product:

	Three Months Ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
		(in thousands)
Adzenys XR-ODT	$6,136	$7,241	$10,370	$13,898
Cotempla XR-ODT	5,423	6,513	13,538	12,286
Adzenys ER	45	146	235	331
Generic Tussionex	1,529	1,743	3,483	3,762
	$13,133	$15,643	$27,626	$30,277

Net product sales

Net product sales represent total gross product sales less gross to net sales adjustments. Gross to net sales adjustments for branded Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER include savings offers, prompt payment discounts, wholesaler fees, estimated wholesaler chargebacks and estimated rebates to be incurred on the selling price of the respective product sales and estimated allowances for product returns.

Gross to net sales adjustments for generic Tussionex include prompt payment discounts, estimated allowances for product returns, wholesaler fees, estimated government rebates and estimated chargebacks to be incurred on the selling price of generic Tussionex related to the respective product sales.

The Company recognizes total gross product sales less gross to net sales adjustments as revenue based on shipments from 3PLs to the Company’s wholesaler customers.

Due to estimates and assumptions inherent in determining the amount of returns, rebates and chargebacks, the actual amount of returns, claims for rebates and chargebacks may be different from the estimates, at which time reserves would be adjusted accordingly.

Savings offers for branded products

The Company offers savings programs for Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER to patients covered under commercial payor plans in which the cost of a prescription to such patients is discounted. The amount of redeemed savings offers is recorded based on information from third-party providers against the estimated discount recorded as accrued expenses. The estimated discount is recorded as a gross to net sales adjustments at the time revenue is recognized.

Prompt payment discounts

Prompt payment discounts are based on standard programs with wholesalers and are recorded as a discount allowance against accounts receivable and as a gross to net sales adjustments at the time revenue is recognized.

Wholesale distribution fees

Wholesale distribution fees are based on definitive contractual agreements for the management of the Company’s products by wholesalers and are recorded as accrued expenses and as a gross to net sales adjustment at the time revenue is recognized.

Rebates

The Company’s branded Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER are subject to commercial managed care and government managed Medicare and Medicaid programs whereby discounts and rebates are provided to participating managed care organizations and federal and/or state governments. Calculations related to rebate accruals of branded products are estimated based on information from third-party providers.

The Company’s generic Tussionex product is subject to state government-managed Medicaid programs whereby discounts and rebates are provided to participating state governments. Generic Tussionex government rebates are estimated based upon rebate payment data available from sales of the Company’s generic Tussionex product over the past three years.

Estimated rebates are recorded as accrued expenses and as a gross to net sales adjustment at the time revenue is recognized. Historical trends of estimated rebates will be regularly monitored, which may result in adjustments to such estimates in the future.

Product returns

Wholesalers’ contractual return rights are limited to defective product, product that was shipped in error, product ordered by customer in error, product returned due to overstock, product returned due to dating or product returned due to recall or other changes in regulatory guidelines. The return policy for expired product allows the wholesaler to return such product starting six months prior to expiry date to twelve months post expiry date. Estimated returns are recorded as accrued expenses and as a gross to net sales adjustments at the time revenue is recognized.

The Company analyzed recent branded product return data to determine a reliable return rate for branded Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER. Generic Tussionex product returns were estimated based upon return data available from sales of the Company’s generic Tussionex product over the past three years.

Wholesaler chargebacks

The Company’s products are subject to certain programs with wholesalers whereby pricing on products is discounted below wholesaler list price to participating entities. These entities purchase products through wholesalers at the discounted price, and the wholesalers charge the difference between their acquisition cost and the discounted price back to the Company. Estimated chargebacks are recorded as a discount allowance against accounts receivable and as a gross to net sales adjustments at the time revenue is recognized based on information provided by third parties.

Research and development costs: Research and development costs are charged to operations when incurred and include salaries and benefits, facilities costs, overhead costs, raw materials, laboratory and clinical supplies, clinical trial costs, contract services, fees paid to regulatory authorities for review and approval of the Company’s product candidates, milestone payments earned in the performance of research and development for licensed products and other related costs.

Share-based compensation: Share-based compensation awards, including grants of stock options, restricted stock, restricted stock units (“RSUs”) and modifications to existing stock options, are recognized in the statement of operations based on their fair values. Compensation expense related to stock-based awards is recognized on a straight-line basis, based on the grant date fair value, over the requisite service period of the award, which is generally the vesting term. The fair value of the Company’s stock-based awards to employees and directors is estimated using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including (1) the expected stock price volatility, (2) the expected term of the award, (3) the risk-free interest rate and (4) expected dividends.

For performance-based stock awards, compensation expense is recognized on a straight-line basis, based on the grant date fair value, over the performance period or through the vesting date, whichever is longer. Management monitors the probability of achievement of the performance conditions and adjusts stock-based compensation expense, if necessary.

Since the Company’s initial public offering (“IPO”) in July 2015, the Company’s board of directors has determined the fair value of each share of underlying common stock based on the closing price of the Company’s common stock as reported by the NASDAQ Global Market on the date of grant.

Under ASU No. 2017-09 guidance for accounting for share-based payments, the Company has elected to continue estimating forfeitures at the time of grant and, if necessary, revise the estimate in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the actual expense recognized over the vesting period will only be for those options that vest.

Paragraph IV litigation costs: Legal costs incurred by the Company in the enforcement of the Company’s intellectual property rights, are charged to expense as incurred.

Income taxes: Income taxes are accounted for using the liability method, under which deferred taxes are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse.

Management evaluates the Company’s tax positions in accordance with guidance on accounting for uncertainty in income taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not that the position will be sustained upon examination. As of June 30, 2020 and December 31, 2019, the Company has unrecognized tax benefits associated with uncertain tax positions in the consolidated financial statements. These uncertain tax positions were netted against net operating losses (NOLs) with no separate reserve for uncertain tax positions required.

Deferred tax assets should be reduced by a valuation allowance if current evidence indicates that it is considered more likely than not that these benefits will not be realized. In evaluating the objective evidence that historical results provide, the Company considered that three years of cumulative operating losses was significant negative evidence outweighing projections for future taxable income. Therefore, at June 30, 2020 and December 31, 2019, the Company determined that it is more likely than not that the deferred tax assets will not be realized. Accordingly, the Company has recorded a valuation allowance to reduce deferred tax assets to zero. The Company may not ever be able to realize the benefit of some or all of the federal and state loss carryforwards, either due to ongoing operating losses or due to ownership changes, which limit the usefulness of the loss carryforwards.

Recent accounting pronouncements: In March 2020, the Financial Accounting Standards Board ("FASB") issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provide optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform if contract modifications are made on or before December 31, 2022. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the adoption of ASU 2020-04 and does not expect it to have a material impact to the consolidated financial statements.

In August 2018, the FASB issued Accounting Standards Update No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The standard is effective for public entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted for the removed disclosures and delayed adoption permitted for the new disclosures. The Company adopted ASU 2018-13 as of January 1, 2020 with no impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model which requires the use of forward-looking information to calculate credit loss estimates. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a write-down. The standard is effective for public entities that are smaller reporting companies, as defined by the SEC, for the fiscal years beginning after December 15, 2022, with early adoption permitted through a modified retrospective approach. The Company has evaluated the impact of adopting ASU 2016-13 and determined that the adoption will be immaterial to the consolidated financial statements. The Company will adopt ASU 2016-13 on January 1, 2023, unless the Company’s filing status as a small reporting company changes, in which case adoption will be immediate.

From time to time, additional new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Note 3. Net loss per share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss by the weighted average number of common shares and common share equivalents outstanding for the period. Common stock equivalents are only included when their effect is dilutive. Potentially dilutive securities, which include warrants, outstanding stock options under the stock option plans and shares issuable in future periods, such as RSU awards, have been excluded from the computation of diluted net loss per share as they would be anti-dilutive. For all periods presented, there is no difference in the number of shares used to compute basic and diluted shares outstanding due to the Company’s net loss position. Restricted stock is considered legally issued and outstanding on the grant date, while RSUs are not considered legally issued and outstanding until the RSUs vest. Once the RSUs vest, equivalent common shares will be issued or issuable to the grantee and therefore the RSUs are not considered for inclusion in total common shares issued and outstanding until vested. Pursuant to the terms of the agreement, the warrants to purchase common stock, originally issued as Series C Redeemable Convertible Preferred Stock Warrants, expired on July 22, 2020.

The following potentially dilutive securities outstanding as of June 30, 2020 and 2019 were excluded from consideration in the computation of diluted net loss per share of common stock for the three and six months ended June 30, 2020 and 2019, respectively, because including them would have been anti-dilutive:

	June 30,
	2020	2019
Series C Redeemable Convertible Preferred Stock Warrants (as converted)	70,833	70,833
Stock options outstanding	5,694,871	4,528,342
RSUs outstanding	1,066,547	55,626

Note 4. Fair value of financial instruments

The Company records financial assets and liabilities at fair value. The carrying amounts of certain financial assets and liabilities including cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued liabilities, approximated their fair value due to their short-term maturities. The remaining financial instruments were reported on the Company’s condensed consolidated balance sheets at amounts that approximate current fair values based on market based assumptions and inputs.

As a basis for categorizing inputs, the Company uses a three tier fair value hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions as follows:

Level 1:
Unadjusted quoted prices for identical assets in an active market.

Level 2: Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full-term of the asset.

Level 3: Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset.

The following table presents the hierarchy for the Company’s financial instruments measured at fair value on a recurring basis for the indicated dates:

		Fair Value as of June 30, 2020
	Level 1	Level 2	Level 3	Total
		(in thousands)

Cash and cash equivalents	$12,679	$—	$—	$12,679
Total financial assets	$12,679	$—	$—	$12,679

Earnout liability	$—	$—	$30	$30
Derivative liability (see Note 7)	—	—	1,790	1,790
Total financial liabilities	$—	$—	$1,820	$1,820

		Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
		(in thousands)

Cash and cash equivalents	$12,338	$4,492	$—	$16,830
Short-term investments	1,261	6,803	—	8,064
Total financial assets	$13,599	$11,295	$—	$24,894

Earnout liability	$—	$—	$30	$30
Derivative liability (see Note 7)	—	—	1,135	1,135
Total financial liabilities	$—	$—	$1,165	$1,165

The Company’s Level 1 assets included bank deposits, certificates of deposit and actively traded money market funds with an original maturity of 90 days or less at June 30, 2020 and December 31, 2019. Asset values were considered to approximate fair value due to their short-term nature.

The Company’s Level 2 assets included commercial paper and corporate bonds with maturities of less than one year that are not actively traded which were classified as available-for-sale securities. The level 2 cash equivalents consist of U.S. agency bonds and corporate commercial paper that mature in less than 90 days which are valued using quoted prices and other data values. The estimated fair values of these securities were determined by third parties using valuation techniques that incorporate standard observable inputs and assumptions such as quoted prices for similar assets, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids/offers and other pertinent reference data.

The Company’s cash and cash equivalents and short-term investments had quoted prices at June 30, 2020 and

December 31, 2019 as shown below:

	June 30, 2020
	Amortized	Unrealized	Market
	Cost	Gain / (Loss)	Value
	(in thousands)
Bank deposits and money market funds	$12,679	$—	$12,679
	$12,679	$—	$12,679

	December 31, 2019
	Amortized	Unrealized	Market
	Cost	Gain / (Loss)	Value
	(in thousands)
Bank deposits and money market funds	$13,599	$—	$13,599
Financial and corporate debt securities	11,294	1	11,295
	$24,893	$1	$24,894

The Company’s Level 3 liability included the fair value of the earnout liability and the fair values of the Encina and Deerfield derivative liabilities at June 30, 2020 and December 31, 2019.

The fair value of the Encina derivative liability was determined after taking into consideration valuations using the Probability Weighted Discounted Cash Flow method based on assumptions at June 30, 2020 and December 31, 2019. The fair value of the Deerfield derivative liability was determined after taking into consideration valuations using the Monte Carlo method based on assumptions at June 30, 2020 and December 31, 2019. The methodologies and significant inputs used in the determination of the fair value of the debt derivative liability were as follows:

	Encina Derivative Liability		Deerfield Derivative Liability
Date of Valuation	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Valuation Method	Discounted Cash Flow	Discounted Cash Flow	Monte Carlo	Monte Carlo
Volatility (annual)	N/A	N/A	N/A	N/A
Time period from valuation until maturity of debt (yrs.)	1.9	2.4	1.9	2.4
Cumulative probability of a change in control prepayment implied by model	20.4%	23.9%	18%	23%
Cumulative probability of other accelerated prepayments implied by model	N/A%	N/A%	21%	10%
Discount rate	6.0%	6.0%	37.42%	25.34%
Fair value of liability at valuation date (thousands)	$47	$66	$1,743	$1,069

Significant changes to these assumptions would result in increases or decreases to the fair value of the debt derivative liabilities.

Changes in Level 3 liabilities measured at fair value for the periods indicated were as follows:
Level 3
Liabilities
(in thousands)
Balance at December 31, 2019	$1,165
Change in fair value	655
Balance at June 30, 2020	$1,820

Note 5. Inventories

Inventories at the indicated dates consist of the following:

	June 30,	December 31,
	2020	2019

	(in thousands)
Raw materials	$3,558	$3,679
Work in process	1,538	935
Finished goods	4,485	7,082
Inventory at cost	9,581	11,696
Inventory reserve	(851)	(686)
	$8,730	$11,010

Note 6. Accrued expenses

Accrued expenses as of June 30, 2020 and December 31, 2019 consist of the following:

	June 30,	December 31,
	2020	2019

	(in thousands)
Accrued savings offers	$9,726	$16,790
Accrued rebates	4,467	6,109
Accrued customer returns	3,761	5,122
Accrued wholesaler fees	2,241	5,014
Accrued payroll and benefits	4,051	4,485
Other accrued expenses	1,876	2,668
Total accrued expenses	$26,122	$40,188

Note 7. Debt

Short-term line of credit

On October 2, 2019, the Company entered into the Loan Agreement with Encina. Under the Loan Agreement, Encina will extend up to $25.0 million in secured revolving loans to the Company (the “Revolving Loans”), of which up to $2.5 million may be available for short-term swingline loans, against 85% of eligible accounts receivable. The Revolving Loans bear variable interest through maturity at the one-month London Interbank Offered Rate (“LIBOR”), plus an applicable margin of 4.50%. In addition, the Company is required to pay an unused line fee of 0.50% of the average unused portion of the maximum revolving facility amount during the immediately preceding month. Interest is payable monthly in arrears, upon a prepayment of a loan and on the maturity date. The maturity date under the Loan Agreement is May 11, 2022.

In the event that, for any reason, all or any portion of the lenders' commitment to make revolving loans is terminated prior to the scheduled maturity date, in addition to the payment of the principal amount and all unpaid accrued interest and other amounts due thereon, the Company is required to pay to the lender a prepayment fee equal to (i) 2.0% of the revolving loan commitment if such event occurs on or before October 2, 2020, (ii) 1.0% of the revolving loan commitment if such event occurs after October 2, 2020 but on or before October 2, 2021, and (iii) 0.5% of the revolving loan commitment if such event occurs after October 2, 2021 but before May 11, 2022.

The Company may permanently terminate the revolving loan facility by prepaying all outstanding principal amounts and all unpaid accrued interest and other amounts due thereon, subject to at least five business days prior notice to the lender and the payment of a prepayment fee as described above.

The Loan Agreement contains customary affirmative covenants, negative covenants and events of default, as defined in the Loan Agreement, including covenants and restrictions that, among other things, require the Company to satisfy certain capital expenditure and other financial covenants, and restrict the Company’s ability to incur liens, incur additional indebtedness, engage in mergers and acquisitions or make asset sales without the prior written consent of the Lenders. A failure to comply with these covenants could permit the Lenders to declare the Company’s obligations under the Loan Agreement, together with accrued interest and fees, to be immediately due and payable, plus any applicable additional amounts relating to a prepayment or termination, as described above. As of June 30, 2020, the Company was in compliance with the covenants under the Loan Agreement.

In connection with the Loan Agreement, the Company evaluated to determine if the embedded components in the agreement qualified as derivatives requiring separate recognition. This evaluation identified a derivative liability of $0.1 million for the fair value of the additional interest contingent upon a change in control. As of June 30, 2020, the fair value of the derivative was $47,000 (see Note 4).

Total interest expense on the short-term line of credit, including deferred financing costs amortization, was $0.3 million and $0.5 million for the three and six months ended June 30, 2020, respectively. The Company incurred $1.3 million in financing costs, which are recorded as deferred financing costs and amortized over the term of the revolving loan as additional interest expense using an effective interest rate of 6.56%. For the three and six months ended June 30, 2020, deferred financing cost amortization of $0.1 million and $0.2 million, respectively, was charged to interest expense. The unamortized cost of $1.0 million as of June 30, 2020 was included in other assets in the condensed consolidated balance Sheets.

As of June 30, 2020, the Company had $4.5 million borrowing outstanding under the Revolving Loan and had $6.4 million available for borrowing.

Long-term debt

Long-term debt at the indicated dates consists of the following:

	June 30,	December 31,
	2020	2019
	(in thousands)
Deerfield senior secured credit facility, net of discount of $3,124 and $1,982, respectively	$32,876	$43,768
Financing leases, maturing through May 2024	378	1,167

	33,254	44,935
Less current portion	(20,096)	(15,836)

Long-term debt	$13,158	$29,099

Senior secured credit facility: On May 11, 2016, the Company entered into a $60.0 million senior secured credit facility (the “Facility”) with Deerfield Private Design Fund III, L.P. (66 2/3% of Facility) and Deerfield Partners, L.P. (33 1/3% of Facility) (collectively, “Deerfield”), as lenders. In February 2017, the Company closed an underwritten public offering of 5,750,000 shares of its common stock at a public offering price of $5.00 per share (see Note 9). Deerfield, the Company’s senior lender, participated in the purchase of the Company’s common shares as part of this public offering, and as a result, was classified as a related party at the time of the corresponding transactions.

Principal on the Facility was due in three equal annual installments beginning in May 2019 and continuing through May 2021, with a final payment of principal, interest and all other obligations under the Facility due May 11, 2022. Interest is due quarterly beginning in June 2016, at a rate of 12.95% per year. The Company had an option, which it exercised, to defer payment of each of the first four interest payments, adding such amounts to the outstanding loan principal. The aggregate $6.6 million in deferred interest payments (the “Accrued Interest”) was due and payable on June 1, 2017. Borrowings under the Facility are collateralized by substantially all of the Company’s assets, except the assets under finance lease. The terms of the Facility require the Company to maintain cash on deposit of not less than $5.0 million.

On June 1, 2017 (the “Amendment Date”), the Company and Deerfield entered into a First Amendment (the “Amendment”) to the Facility which extended the date to repay the Accrued Interest under the Facility to June 1, 2018 (the “PIK Maturity Date”), which could have been extended to June 1, 2019 at the election of the Company if certain conditions had been met as specified in the Amendment. The right to payment of the Accrued Interest was memorialized in the form of senior secured convertible notes (the “Convertible Notes”) issued to Deerfield on the Amendment Date. The $6.6 million of Convertible Notes was convertible into shares of the Company’s common stock at the noteholder’s option.

On October 26, 2017, Deerfield provided a conversion notice electing to convert the entire $6.6 million of Convertible Notes into shares of the Company’s common stock at a conversion price of $7.08 per share. The conversion price was based on 95% of the average of the volume weighted average prices per share of the Company’s common stock on the NASDAQ Global Market for the three trading day period immediately preceding such conversion. This resulted in issuing 929,967 shares of the Company’s common stock to Deerfield on this date and the Convertible Notes were cancelled. The Company has filed a registration statement with the SEC covering the registration of these shares.

The Company has accounted for the Amendment as a debt modification as the instruments were not substantially different; therefore, the remaining debt discount on the original Facility is being amortized using the effective interest method over the remaining term of the modified debt. The Company evaluated the Amendment together with the Convertible Notes to determine if those contracts or embedded components of those contracts qualified as derivatives requiring separate recognition. This evaluation identified a derivative liability of $2.1 million for the fair value of the change in control and other accelerated payment features as the prepayment fees resulted in premiums that were greater than 10%. As of June 30, 2020, the fair value of the derivative was $1.7 million (see Note 4). As the change in control and other accelerated payments terms, including the prepayment fees, were applied to the entire debt per the terms of the amended Facility, the corresponding debt discount will be amortized using the effective interest method over the remaining term of the Facility. The fees paid to or on behalf of the creditor for the debt modification totaled $40,000 and were recorded as additional debt discount on the amended Facility to be amortized to interest expense using the effective interest method over the term of the Facility. The Company’s evaluation also determined that the embedded conversion options should not be bifurcated as derivatives from the Convertible Notes host instruments. Therefore, the Company recorded a $0.6 million discount to the convertible notes for the intrinsic value of the embedded conversion option based upon the difference between the fair value of the underlying common stock on June 1, 2017 and the effective conversion price embedded in the Convertible Notes, which was amortized using the effective interest method to interest expense over the one-year term of the Convertible Notes. The Company recorded a $0.6 million corresponding credit to a beneficial conversion feature classified as additional paid in capital on June 1, 2017 in stockholders’ (deficit) equity in the Company’s financial statements.

In connection with the Facility, the Company paid a $1.4 million yield enhancement fee to Deerfield, approximately $0.2 million of legal costs to the Company’s attorneys and $0.1 million of legal costs on behalf of Deerfield’s attorneys, all of which were recorded as debt discount and amortized over the six-year term of the Facility, using the effective interest method.

On November 5, 2018, the Company and Deerfield entered into an amendment (the “Second Amendment”) to the Facility pursuant to which the Company agreed to pay $7.5 million of principal under the Facility otherwise due in May 2019 upon completion of an underwritten public offering of the Company’s shares of its common stock for gross proceeds of at least $30.0 million, plus additional shares of the Company’s shares of its common stock for additional gross proceeds of at least $4.5 million (the “November Offering”). The remaining $52.5 million of principal under the

Facility was and is due as follows: $7.5 million on May 11, 2019, $15.0 million on May 11, 2020 (the “2020 Principal Payment”), $15.0 million on May 11, 2021 and $15.0 million on May 11, 2022; provided, that the 2020 Principal Payment due date was to be extended to May 11, 2021 or May 11, 2022 subject to certain achievement of net sales during periods ending 2019 and 2020, respectively. The net sales milestone was not met for the period ending December 31, 2019. If all or any of the principal are prepaid or required to be prepaid under the Second Agreement prior to December 31, 2021, then the Company shall pay, in addition to such prepayment and accrued interest thereon, a prepayment premium equal to 6.25% of the amount of principal prepaid. Additionally, the Company shall pay all interest which, absent such prepayment, would have accrued on the principal prepaid through May 11, 2020 in connection with a prepayment due to a Change of Control of the Company or through December 31, 2020 in connection with any other prepayment, whether voluntary or in an Event of Default. If such prepayment occurs after December 31, 2021 then no prepayment premium is due. In addition, upon the payment in full of the Obligations (whether voluntarily, in the connection with a Change of Control or an Event of Default and whether before, at the time of or after the Maturity Date), the Company shall pay to Deerfield a non-refundable exit fee in the amount of $750,239, which shall be due and payable in cash. Pursuant to the terms of the Facility, as amended, a $7.5 million principal payment was paid in cash in May 2019.

Pursuant to the Second Amendment, upon the effectiveness thereof, the Company amended and restated its outstanding notes under the Second Agreement in the form of senior secured convertible notes (the “A&R Notes”). Under the terms of the Second Amendment and the A&R Notes, beginning on or about May 11, 2019, the Company will have the right to pay principal and future interest in shares of Common Stock not to exceed 2,135,625 shares in the aggregate. The payment share price will be 93% of the lesser of (A) the Last Bid Price prior to the payment date and (B) the arithmetic average of the volume weighted average price on each of the ten consecutive trading days immediately preceding the payment date. Principal may not be satisfied at a price less than $3.00 per share, and the Company may not issue to Deerfield a number of shares upon any such payment to the extent that, upon such issuance, the number of shares beneficially owned by Deerfield and its affiliates would exceed 4.985% of the total number of shares of the Company’s common stock then issued and outstanding (the “4.985% Cap”). Additionally, Deerfield has the right to convert the remaining principal into shares of Common Stock not to exceed 3,796,668 shares in the aggregate (collectively, the “Conversion Shares”); provided, that the Lenders could have only converted up to 50% of the remaining principal on or before November 5, 2019. Deerfield’s per share conversion price will be 95% reducing to a maximum 83% by one full percentage point for each full or partial calendar month between the date of the applicable conversion and the date on which such principal payment would otherwise be due, of the greater of (A) the average of the volume weighted average prices per share of the Common Stock on the NASDAQ Global Market for the three trading day period immediately preceding such conversion, and (B) $10.00 (subject to adjustment for Stock Events e.g. stock dividend, stock split etc.) (the “Variable Price Conversion”). Deerfield may not acquire a number of shares upon any such conversion to the extent that, upon such conversion, the number of shares beneficially owned by Deerfield and its affiliates would exceed the 4.985% Cap.

In conjunction with the Second Amendment to the Facility and the related issuance of the A&R Notes, the Company entered into a Registration Rights Agreement (the “Second Registration Agreement”) pursuant to which the Company was required to file a registration statement with the SEC to register the Conversion Shares within 30 days from November 5, 2018, which was to become effective per the SEC no later than 75 days thereafter. The filing deadline was subsequently extended to December 21, 2018. The Company filed a registration statement on Form S-3 to comply with the Second Registration Agreement on December 11, 2018, which became effective on December 20, 2018. This filing covered 3,796,668 shares, which is the maximum number of shares that may be converted. The Company is also required to, among other things, maintain the effectiveness of such registration statement, continue to file the required SEC filings on a timely basis, use its best efforts to ensure that the registered securities are listed on each securities exchange on which securities of the same class or series as issued by the Company are then listed and comply with any Financial Industry Regulatory Agency (“FINRA”) requests. The Company’s obligations with respect to each registration end at the date which is the earlier of (a) when all of the Registrable Securities covered by such registration have been sold or (b) when Deerfield or any of its transferees or assignees under the Second Registration Agreement cease to hold any Registrable Securities. For each registration, the Company shall bear all reasonable expenses, other than underwriting discounts and commissions, and shall reimburse Deerfield or any assignee or transferee for up to $25,000 in legal fees. The Company expects to satisfy all of its obligations under the Second Registration Agreement and does not expect to pay any damages pursuant to this agreement; therefore, no liability had been recorded (see Note 12).

On October 2, 2019, in connection with the Loan Agreement with Encina, the Company entered into a fourth amendment to the Facility (the “Fourth Amendment”) with Deerfield. Under the Fourth Amendment, the Company restated its representations and warranties made under the Facility and made additional representations and warranties consistent with those in the Loan Agreement. In addition, the affirmative covenants, negative covenants and events of default contained in the Facility were expanded to conform to applicable provisions in the Loan Agreement. The Fourth Amendment was neither a modification nor an extinguishment and had no change in cash flows, and as such, it did not have a material effect on the Company’s financial statements.

On May 6, 2020, the Company and Deerfield entered into an amendment (the “Fifth Amendment”) to the Facility pursuant to which the Company deferred $5.0 million of principal (“Deferred Principal”) otherwise due on May 11, 2020. The Company is required to pay the Deferred Principal in eight equal monthly installments beginning on September 11, 2020 and ending on April 11, 2021. Under the Amendment, Deerfield may convert up to $10.0 million of the remaining debt due under the Facility into the Company’s common stock at a conversion price of $1.50 per share. Any monthly payment otherwise due for the Deferred Principal will be deferred to May 11, 2021 for any month in which the Company’s common stock trades above $1.50 for 10 consecutive days. In addition, the Deferred Principal obligation is reduced by principal converted during the previous calendar month. A $250,000 incremental exit fee (the “Additional Exit Payment”) will be due in cash when the Facility is paid in full. Pursuant to the terms of the Facility, as amended, a $10.0 million principal payment was paid in cash on May 11, 2020. The remaining $35.0 million of principal under the Facility is due as follows: $5.0 million in equal monthly installments of $625,000 beginning in September 2020 and ending in April 2021, $15.0 million on May 11, 2021 (the “2021 Principal Payment”) and $15.0 million on May 11, 2022 (the “2022 Principal Payment”). In addition, upon the payment in full of the Obligations (whether voluntarily, in the connection with a Change of Control or an Event of Default and whether before, at the time of or after the Maturity Date), the Company shall pay to Deerfield an additional non-refundable exit fee in the amount of $1,000,239 inclusive of the Additional Exit Payment, which shall be due and payable in cash.

Pursuant to the Fifth Amendment, upon the effectiveness thereof, the Company amended and restated the Senior Secured Convertible Notes (as amended and restated, the “Convertible Notes”) to provide for the conversion of up to $10.0 million of the remaining principal due under the facility into the Company’s common stock at a conversion price of $1.50 per share (the “Fixed Price Conversion”). The ability to issue shares upon a Fixed Price Conversion is also subject to customary beneficial ownership caps as described in the Convertible Notes. The Convertible Notes retained the Variable Price Conversion for any additional conversions, which remain subject to customary beneficial ownership caps and exchange caps as described therein. The shares of common stock issuable upon the Fixed Price Conversion and the Variable Price Conversion are referred to herein as the “Conversion Shares”.

The Company has accounted for the Fifth Amendment to the Facility Agreement and related Convertible Notes as a debt modification as the instruments were not substantially different; therefore, the remaining debt discount on the original Facility is being amortized using the effective interest method over the remaining term of the modified debt. The Company’s evaluation of the Fifth Amendment identified no new derivative liability for the fair value of the change in control and other accelerated payment features. However, the Company’s evaluation identified new embedded conversion options that should not be bifurcated as derivatives from the Convertible Notes host instruments. Therefore, the Company recorded a $1.7 million discount to the convertible notes for the incremental intrinsic value of the new embedded conversion option based upon the difference between the fair value of the underlying common stock on May 6, 2020 and the effective conversion price embedded in the Convertible Notes, which will be amortized using the effective interest method to interest expense over the remining term of the Convertible Notes. The Company recorded a $1.7 million corresponding credit to a fair value conversion feature on convertible notes classified as additional paid in capital on May 6, 2020 in stockholders’ (deficit) equity in the Company’s financial statements. The fees paid to or on behalf of the creditor for the debt modification totaled $36,000 and, together with the Additional Exit Payment of $250,000, were recorded as additional debt discount on the amended Facility to be amortized to interest expense using the effective interest method over the remaining term of the Facility.

Pursuant to the A&R Notes, if the Company fails to provide the number of Conversion Shares, then the Company would have to pay damages to Deerfield or subsequent holder or any designee for each day after the third business day after receipt of notice of conversion that such conversion is not timely effected. The Facility also contains certain customary nonfinancial covenants, including limitations on the Company’s ability to transfer assets, engage in a change of control, merge or acquire with or into another entity, incur additional indebtedness and distribute assets to shareholders. Upon an event of default, the lenders may declare all outstanding obligations accrued under the Facility to be immediately due and payable, and exercise its security interests and other rights. As of June 30, 2020, the Company was in compliance with the covenants under the Facility.

Total interest expense on the Facility, including debt discount amortization, was $1.8 million and $3.6 million for the three and six months ended June 30, 2020, respectively, and $1.9 million and $4.0 million for the three and six months ended June 30, 2019, respectively. Debt discount amortization for the Facility, including the Amendment after June 1, 2017, was calculated using the effective interest rates of 15.03% on the original facility debt and after the Fifth Amendment on May 6, 2020, using the effective interest rate of 21.3%, charged to interest expense and totaled $0.5 million and $0.8 million for the three and six months ended June 30, 2020, respectively, and $0.3 million and $0.7 million for the three and six months ended June 30, 2019, respectively.

Financing lease obligations: Financing lease obligations consist of sale-leaseback and equipment leases, both of which included options to purchase at the end of the lease term. During the year ended December 31, 2017, the Company entered into an agreement with Essex Capital Corporation (“Essex”) for the sale-leaseback of newly acquired assets with a total capitalized cost of $3.2 million. The approximate imputed interest rate on these leases was 14.9%. The Essex leases matured in February 2020 and May 2020 and all lease buy-out liabilities were satisfied. During the year ended December 31, 2019, the Company entered into an equipment lease with a total capitalized cost of $0.4 million, with a bargain purchase option at the end of the lease term. The approximate interest rate on the lease is 6.5%. Interest expense on these leases was $16,000 and $45,000 for the three and six months ended June 30, 2020, respectively, and $0.1 million for each of the three and six months ended June 30, 2019.

Future principal payments of long-term debt including financing leases are as follows:

Period ending:	June 30,
(in thousands)

2021	$20,096
2022	16,102
2023	96
2024	84

Future principal payments	$36,378

Less unamortized debt discount related to long-term debt	(3,124)
Less current portion of long-term debt	(20,096)

Total long-term debt, net of current portion	$13,158

Note 8. Leases

The Company leases real estate, warehouses and certain equipment. The Company determines if an arrangement is a lease at inception. Leases with an initial term of 12 months or less ("short-term leases") are not recorded on the condensed consolidated balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Company's operating leases do not provide an implicit rate of return, the Company considered its other similar term collateralized financing arrangements, including the Essex sale-leaseback and equipment leases, certain vendor-direct equipment financing and the Deerfield debt facility, as amended, to determine its incremental borrowing rate. Operating lease ROU assets are comprised of the lease liability plus prepaid rents and are reduced by lease incentives and deferred rents. The Company has lease agreements with non-lease components which are not bifurcated.

Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to 10 years. The exercise of a lease renewal option typically occurs at the discretion of both parties. Certain leases also include options to purchase the leased property. For purposes of calculating operating lease liabilities, lease terms are deemed not to include options to extend the lease termination until it is reasonably certain that the Company will exercise that option. Certain of the Company's lease agreements include payments adjusted periodically for fair market value and certain other percentage increases. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease expense are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019	Statement of Operations Classification

	(in thousands)		(in thousands)
Lease cost:
Operating lease cost	$269	$269	$538	$533	Cost of goods sold and operating expenses

Short-term lease cost	7	12	15	24	Cost of goods sold and operating expenses

Variable lease cost	53	59	106	112	Cost of goods sold and operating expenses
Finance lease cost:
Amortization of leased assets	117	133	251	252	Cost of goods sold
Interest on lease liabilities	16	58	45	122	Interest expense
Total net lease cost	$462	$531	$955	$1,043

Supplemental condensed consolidated balance sheet information related to leases is as follows:

	June 30, 2020	December 31, 2019	Balance Sheet Classification

	(in thousands)
Leases:
Assets:
Operating lease assets	$2,791	$3,044	Operating lease right-of-use assets
Finance lease assets	402	2,580	Property, plant and equipment, net
Total leased assets	$3,193	$5,624

Liabilities:
Current:
Operating leases	$708	$681	Current portion of operating lease liabilities
Finance leases	96	836	Current portion of long-term debt
Noncurrent:
Operating leases	2,900	3,254	Operating lease liabilities
Finance leases	282	331	Long-term debt, net of current portion
Total lease liabilities	$3,986	$5,102

	June 30, 2020	December 31, 2019
Weighted-Average Remaining Lease Term (years)
Operating lease assets	4.3	4.7
Finance lease assets	3.7	1.8

Weighted-Average Discount Rate
Operating lease assets	15.0%	15.0%
Finance lease assets	6.4%	11.8%

Supplemental consolidated cash flow information related to leases is as follows:

	Six Months Ended
	June 30,
	2020	2019
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$612	$581
Operating cash flows from finance leases	46	121
Financing cash flows from finance leases	788	515

ROU assets obtained in exchange for new finance lease liabilities	—	406
ROU assets obtained in exchange for new operating lease liabilities	$—	$135

Maturities of lease liabilities are as follows:

	June 30, 2020
	Operating Leases	Finance Leases
	(in thousands)
2020 - remaining	$614	$59
2021	1,118	117
2022	1,060	115
2023	1,055	95
2024	1,106	40
Total lease payments	$4,953	$426
Less amount representing interest	(1,345)	(48)
Total lease obligations	$3,608	$378

Note 9. Common stock

On August 1, 2016, the Company filed a shelf registration statement on Form S-3, which was declared effective by the SEC on August 12, 2016. This shelf registration statement covered the offering, issuance and sale by the Company of up to an aggregate of $125.0 million of its common stock, preferred stock, debt securities, warrants and/or units (the “2016 Shelf”). The Company simultaneously entered into a sales agreement with Cowen and Company, LLC, as sales agent, to provide for the offering, issuance and sale by the Company of up to $40.0 million of its common stock from time to time in “at-the-market” offerings under the 2016 Shelf (the “Cowen Sales Agreement”).

In February 2017, the Company closed an underwritten public offering of 5,750,000 shares of its common stock under the 2016 Shelf at a public offering price of $5.00 per share, which included 750,000 shares of its common stock resulting from the underwriters’ exercise of their over-allotment option. Deerfield participated in the purchase of the Company’s common shares as part of this public offering, and as a result, was classified as a related party at the time of the corresponding transactions. The net proceeds to the Company from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Company, were approximately $26.7 million.

On June 30, 2017, the Company closed an underwritten public offering of 4,800,000 shares of its common stock under the 2016 Shelf at a public offering price of $6.25 per share for total proceeds of $30.0 million before estimated offering costs of $0.2 million. The Company also granted the underwriter a 30-day option to purchase up to an additional 720,000 shares of its common stock which was exercised in full on July 26, 2017. The net proceeds to the Company through July 26, 2017 from this offering, after deducting offering expenses payable by the Company, were approximately $34.3 million.

During the year ended December 31, 2017, the Company sold an aggregate 749,639 shares of common stock under the Cowen Sales Agreement, at an average sale price of approximately $5.01 per share for gross proceeds of $3.7 million and net proceeds of $3.6 million and paying total compensation to the sales agent of approximately $0.1 million.

On October 26, 2017, Deerfield provided a conversion notice electing to convert the entire $6.6 million of Convertible Notes into shares of the Company’s common stock at a conversion price of $7.08 per share. The conversion price was based on 95% of the average of the volume weighted average prices per share of the Company’s common stock on the NASDAQ Global Market for the three-trading day period immediately preceding such conversion. This resulted in issuing 929,967 shares of the Company’s common stock to Deerfield on this date and the Convertible Notes were cancelled.

During the year ended December 31, 2018, the Company sold an aggregate 651,525 shares of common stock under the Cowen Sales Agreement, at an average sale price of approximately $6.25 per share for gross proceeds of $4.1 million and net proceeds of $3.9 million and paying total compensation to the sales agent and other costs of approximately $0.2 million.

On November 5, 2018, the Company filed Supplement No. 1 to the prospectus dated August 12, 2016, which reduced the size of the continuous offering by the Company under such prospectus relating to the offering of Common Stock pursuant to the Sales Agreement. Following the reduction, the Company was authorized to issue up to $7,825,113 of its common stock pursuant to the Sales Agreement (inclusive of amounts previously sold thereunder prior to the date hereof), equal to aggregate gross proceeds of sales of the Company’s common stock under the Sales Agreement as of that date, and sales of common stock under the Sales Agreement were suspended. The Cowen Sales Agreement terminated with the expiration of the 2016 Shelf on August 12, 2019.

On November 8, 2018, the Company closed an underwritten public offering of 19,999,999 shares of its common stock at a public offering price of $2.30 per share, which includes 2,608,695 shares of its common stock resulting from the underwriters’ exercise of their over-allotment option at the public offering price. The net proceeds to the Company from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Company were approximately $43.4 million. This offering met the criteria for the November Offering.

During the six months ended June 30, 2020, the Company issued 17,841 shares of common stock pursuant to the conversion of vested RSUs and 4,582 shares of common stock pursuant to the exercise of vested stock options. During the year ended December 31, 2019, the Company issued 20,328 shares of common stock pursuant to the conversion of vested RSUs and 36,040 shares of common stock pursuant to the exercise of vested stock options.

On March 18, 2019, the Company filed a shelf registration statement covering the offering, issuance and sale by the Company of up to an aggregate of $100.0 million of its common stock, preferred stock, debt securities, warrants and/or units (the “2019 Shelf”), which was declared effective by the SEC on May 1, 2019. Effective as of August 12, 2019, the 2016 Shelf is no longer available for further primary offerings or sales of the Company’s securities. The Company simultaneously entered into a sales agreement with Cantor Fitzgerald & Co., as sales agent, to provide for the offering, issuance and sale by the Company of up to $30.0 million of its common stock from time to time in “at-the-market” offerings under the 2019 Shelf (the “Cantor Sales Agreement”). No sales have been made under the Cantor Sales Agreement during the six months ended June 30, 2020. As of June 30, 2020, $100.0 million of the Company’s common stock, preferred stock, debt securities, warrants and/or units remained available to be sold pursuant to the 2019 Shelf, including $30.0 million of the Company’s common stock which remained available to be sold under the Cantor Sales Agreement, subject to certain conditions specified therein.

Note 10. Share-based Compensation

Share-based Compensation Plans

In July 2015, the Company adopted the Neos Therapeutics, Inc. 2015 Stock Option and Incentive Plan (“2015 Plan”) which became effective immediately prior to the closing of the IPO and initially had 767,330 shares of common stock reserved for issuance. On January 1, 2016 and each January 1 thereafter, the number of shares of common stock reserved and available for issuance under the 2015 Plan shall be cumulatively increased by five percent of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or such lesser number of shares determined by the administrator of the 2015 Plan. Accordingly, on January 1, 2020 and 2019, the Company added 2,486,633 shares and 2,483,815 shares, respectively, to the option pool. The 2015 Plan superseded the Neos Therapeutics, Inc. 2009 Equity Plan (“2009 Plan”), originally adopted in November 2009 and which had 1,375,037 shares reserved and available for issuance. Effective upon closing of the IPO, the Company’s Board of Directors determined not to grant any further awards under the 2009 Plan.

The shares of common stock underlying any awards that are forfeited, canceled, reacquired by the Company prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) under the 2009 Plan will be added to the shares of common stock available under the 2015 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in the Company’s capitalization. The 2015 Plan is administered by the Company’s Compensation Committee, which has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. The Company’s Compensation Committee may delegate authority to grant certain awards to the Company’s chief executive officer. Through June 30, 2020, the Company has granted options, restricted stock and RSUs under the 2015 Plan, or previously, the 2009 Plan. The exercise price per share for the stock covered by a stock award granted shall be determined by the administrator at the time of grant but shall not be less than 100 percent of the fair market value on the date of grant. Unexercised stock awards under the 2015 Plan expire after the earlier of 10 years or termination of employment, except in the case of any unexercised vested options, which generally expire 90 days after termination of employment.

The 2009 Plan allowed the Company to grant options to purchase shares of the Company’s common stock and to grant restricted stock awards to members of its management and selected members of the Company’s board of directors. Restricted stock awards are recorded as deferred compensation and amortized into compensation expense, on a straight-line basis over a defined vesting period ranging from 1 to 48 months. Options were granted to officers, employees, nonemployee directors and consultants, and independent contractors of the Company. The Company also granted performance-based awards to selected management. The performance options vested over a three-year period based on achieving certain operational milestones and the remaining options vested in equal increments over periods ranging from two to four years. Unexercised options under the 2009 Plan expire after the earlier of 10 years or termination of employment, except in the case of any unexercised vested options, which generally expire 90 days after termination of employment. All terminated options are available for reissuance under the 2015 Plan. Since the inception of the 2015 Plan through June 30, 2020, 440,111 shares related to forfeited 2009 Plan options were added to the shares available under the 2015 Plan. During the six months ended June 30, 2020, 6,247 shares related to forfeited 2009 Plan options were added to the shares available under the 2015 Plan. As of June 30, 2020, 3,343,574 shares of common stock remain available for grant under the 2015 Plan.

In June 2018, the Company adopted the Neos Therapeutics, Inc. 2018 Inducement Plan (the “Inducement Plan”) which had 800,000 shares of common stock reserved and available for issuance. The Inducement Plan allows the Company to grant equity awards to induce highly-qualified prospective officers and employees who are not currently employed by the Company to accept employment and provide them with a proprietary interest in the Company. The Inducement Plan is administered by the Company’s compensation committee. The exercise price per share for the stock covered by a stock award granted pursuant to the Inducement Plan shall be determined by the administrator at the time of grant but shall not be less than 100 percent of the fair market value on the date of grant. Unexercised stock awards under the Inducement Plan expire after 10 years following the grant date. Under the Company’s employment agreement dated June 27, 2018 with Gerald McLaughlin, the Company’s Chief Executive Officer, the Company granted Mr. McLaughlin, under the Inducement Plan, an option to purchase 600,000 shares of the Company’s common stock, which vests in equal annual installments over four years from Mr. McLaughlin’s start date. In addition, on July 30, 2018, the Company granted Mr. McLaughlin, under the Inducement Plan, an option to purchase 200,000 shares of the Company’s common stock. The shares underlying this option shall vest subject to certain performance metrics to be evaluated for the fiscal year ending December 31, 2019. Certain criteria of the performance metrics for these options were not met as of December 31, 2019, resulting in forfeiture and cancelation of 100,000 shares during the six months ended June 30, 2020. As of June 30, 2020, 100,000 shares of common stock remain available for grant under the Inducement Plan.

Share-based Compensation Expense

The Company has reported share-based compensation expense for the three and six months ended June 30, 2020 and 2019, respectively, in its condensed consolidated statements of operations as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019

	(in thousands)
Cost of goods sold	$65	$143	$151	$287
Research and development	75	115	160	205
Selling and marketing	60	91	153	211
General and administrative	611	673	1,249	1,193
	$811	$1,022	$1,713	$1,896

The total share-based compensation expense included in the table above is attributable to stock options and RSUs of $0.7 million and $0.1 million, respectively, for the three months ended June 30, 2020 and $1.5 million and $0.2 million, respectively, for the six months ended June 30, 2020. The total share based compensation expense included in the table above is attributable to stock options and RSUs of $1.0 million and $44,000, respectively, for the three months ended June 30, 2019 and $1.8 million and $0.1 million, respectively, for the six months ended June 30, 2019.

As of June 30, 2020, there was $4.1 million compensation costs, adjusted for any estimated forfeitures, related to non-vested stock options and RSUs granted under the Company’s equity incentive plans not yet recognized in the Company’s financial statements. The unrecognized compensation cost is expected to be recognized over a weighted average period of 2.5 years for stock options and 1.6 years for RSUs. There is no unrecognized compensation cost associated with grants of restricted stock.

Stock Options

During the six months ended June 30, 2020, the Company granted 1,956,250 options under the 2015 Plan. During the year ended December 31, 2019, the Company granted 2,119,708 options under the 2015 Plan.

The Company estimates the fair value of all stock options on the grant date by applying the Black-Scholes option pricing valuation model. The application of this valuation model involves assumptions that are highly subjective, judgmental and sensitive in the determination of compensation cost. Prior to the IPO, given the absence of an active market for the Company’s common stock prior to its IPO, the Company’s board of directors was required to estimate the fair value of its common stock at the time of each option grant primarily based upon valuations performed by a third-party valuation firm.

The weighted-average key assumptions used in determining the fair value of options granted during the period indicated are as follows:

Six Months Ended
June 30, 2020
Estimated dividend yield	0.00%
Expected stock price volatility	73.71%
Weighted-average risk-free interest rate	0.98%
Expected life of option in years	6.25
Weighted-average option fair value at grant	$0.73

A summary of outstanding and exercisable options as of June 30, 2020 and December 31, 2019 and the activity from December 31, 2019 through June 30, 2020, is presented below:

		Weighted-
	Number of	Average	Intrinsic
	Options	Exercise Price	Value
			(in thousands)

Outstanding at December 31, 2019	4,430,966	$5.551	$53
Exercisable at December 31, 2019	1,518,972	$8.735	$31
Granted	1,956,250	1.128
Exercised	(4,582)	0.320
Expired, forfeited or cancelled	(687,763)	2.590
Outstanding at June 30, 2020	5,694,871	$4.390	$2
Exercisable at June 30, 2020	2,453,075	$6.955	$2

The weighted-average remaining contractual life of options outstanding and exercisable on June 30, 2020 was 8.3 and 7.2 years, respectively. The option exercise prices for all options granted January 1, 2020 through June 30, 2020 ranged from $0.69 per share to $1.62 per share. The weighted-average remaining contractual life of options outstanding and exercisable on December 31, 2019 was 8.2 and 6.9 years, respectively. The option exercise price for all options granted in the year ended December 31, 2019 ranged from $1.36 to $3.14 per share.

Restricted Stock Units

On March 2, 2020, the Company granted 741,750 RSUs to members of its management that vest in two equal annual installments, beginning March 2, 2021. On June 10, 2020, the Company granted 164,171 RSUs to its non-employee directors that will vest on the one-year anniversary of the grant date and 136,250 RSUs to employees that will vest in two equal annual installments beginning on June 10, 2021.

The Company satisfies its RSUs by issuing shares of the Company’s common stock when RSUs vest and are issued. In addition, when RSUs vest and are issued, RSU recipients may elect to have the Company withhold units as consideration for the tax withholding obligation for their vested RSUs. During the six months ended June 30, 2020, 19,687 vested RSUs were converted into an equivalent 17,841 shares of common stock. The Company withheld 1,846 shares of its common stock to partially satisfy tax withholding obligations upon vesting of the RSUs for the six months ended June 30, 2020. During the year ended December 31, 2019, 21,251 vested RSUs were converted into an equivalent 20,328 shares of common stock. The Company withheld 923 shares of its common stock to partially satisfy tax withholding obligations upon vesting of the RSUs for the year ended December 31, 2019.

A summary of outstanding RSUs as of June 30, 2020 and December 31, 2019 and the activity from December 31, 2019 through June 30, 2020, is presented below:

		Weighted-
	Number of	Average
	RSUs	Fair Value

Outstanding at December 31, 2019	54,063	$7.96
Granted	1,042,171	1.31
Vested	(19,687)	7.76
Expired, forfeited or cancelled	(10,000)	1.49
Outstanding at June 30, 2020	1,066,547	$1.53

Restricted stock

The Company did not issue any shares of restricted stock for the six months ended June 30, 2020, or for the year ended December 31, 2019. No vested restricted stock awards were settled during the six months ended June 30, 2020.

The Company had no unvested restricted stock as of June 30, 2020 and December 31, 2019. For the six months ended June 30, 2020, there were no shares of restricted stock granted or forfeited.

Note 11. Treasury stock

The Company has the authority to repurchase common stock from former employees, officers, directors or other persons who performed services for the Company at the lower of the original purchase price or the then-current fair market value. On October 16, 2017, October 17, 2016 and October 16, 2015, 14,895 shares, 9,709 shares and 9,197 shares, respectively, of restricted stock were surrendered by the holder to the Company to cover taxes associated with vesting of restricted stock and such shares were added back into the treasury stock of the Company, increasing total treasury stock to 33,801 shares as of June 30, 2020 and December 31, 2019.

Note 12. Commitments and contingencies

Registration Payment Arrangement: On November 5, 2018, in conjunction with the Second Amendment to the Facility and the related issuance of the Convertible Notes, the Company entered into the Registration Agreement which required the Company to file a registration statement with the SEC to register the Registrable Securities (see Note 7) within 30 days from November 5, 2018, which was to become effective per the SEC no later than 75 days thereafter. The filing deadline was subsequently extended to December 21, 2018. The Company filed a registration statement on Form S-3 to comply with the Registration Agreement on December 11, 2018, which became effective on December 20, 2018. This filing covered 3,796,668 shares, which is the number of shares that would be issued up to the Exchange Cap as (defined in the agreement). The Company is also required to, among other things, maintain the effectiveness of such registration statement, continue to file the required SEC filings on a timely basis, use its best efforts to ensure that the registered securities are listed on each securities exchange on which securities of the same class or series as issued by the Company are then listed and comply with any FINRA requests. Upon any Registration Failure, the Company shall pay additional damages to the Holder for each 30-day period (prorated for any partial period) after the date of such Registration Failure in an amount in cash equal to two percent of the original principal amount of the Convertible Notes. The Company’s obligations with respect to each registration end at the date which is the earlier of (a) when all of the Registrable Securities covered by such registration have been sold or (b) when Deerfield or any of its transferees or assignees under the Registration Agreement cease to hold any of the Registrable Securities. For each registration filing, the Company shall bear all reasonable expenses, other than underwriting discounts and commissions, and shall reimburse Deerfield or any assignee or transferee for up to $25,000 in legal fees. The Company currently expects to satisfy all of its obligations under the Registration Agreement and does not expect to pay any damages pursuant to this agreement; therefore, no liability has been recorded.

Patent Infringement Litigation: On October 31, 2017, the Company received a paragraph IV certification from Teva Pharmaceuticals USA, Inc. (“Teva”) advising the Company that Teva has filed an Abbreviated New Drug Application (“ANDA”) with the FDA for a generic version of Cotempla XR-ODT, in connection with seeking to market its product prior to the expiration of patents covering Cotempla XR-ODT. On December 13, 2017, the Company filed a patent infringement lawsuit in federal district court in the District of Delaware against Teva alleging that Teva infringed the Company’s Cotempla XR-ODT patents. On December 21, 2018, the Company entered into a Settlement Agreement (the “Teva Settlement Agreement”) and a Licensing Agreement (the “Teva Licensing Agreement” and collectively with the Teva Settlement Agreement, the “Teva Agreement”) with Teva that resolved all ongoing litigation involving the Company’s Cotempla XR-ODT patents and Teva’s ANDA. Under the Teva Agreement, the Company granted Teva the right to manufacture and market its generic version of Cotempla XR-ODT under the ANDA beginning on July 1, 2026, or earlier under certain circumstances. A stipulation and order of dismissal was entered by the U.S. District Court for the District of Delaware. The Teva Agreement has been submitted to the applicable governmental agencies.

On July 25, 2016, the Company received a paragraph IV certification from Actavis Laboratories FL, Inc. (“Actavis”) advising the Company that Actavis had filed an ANDA with the FDA for a generic version of Adzenys XR-ODT. On September 1, 2016, the Company filed a patent infringement lawsuit in federal district court against Actavis alleging that Actavis infringed the Company’s Adzenys XR-ODT patents. On October 17, 2017, the Company entered into a Settlement Agreement (the “Actavis Settlement Agreement”) and a Licensing Agreement (the “Actavis Licensing Agreement” and collectively with the Actavis Settlement Agreement, the “Actavis Agreement”) with Actavis that resolved all ongoing litigation involving the Company’s Adzenys XR-ODT patents and Actavis’s ANDA. Under the Actavis Agreement, the Company granted Actavis the right to manufacture and market its generic version of Adzenys XR-ODT under the ANDA beginning on September 1, 2025, or earlier under certain circumstances. A stipulation and order of dismissal was entered by the U.S. District Court for the District of Delaware. The Actavis Agreement has been submitted to the applicable governmental agencies.

Other Litigation: On March 7, 2018 and April 18, 2019, the Company received citations advising the Company that the County of Harris Texas (“Harris County”) and the County of Walker Texas (“Walker County”) filed lawsuits on December 13, 2017 and January 11, 2019, respectively, against the Company and various other alleged manufacturers, promoters, sellers and distributors of opioid pharmaceutical products. Through these lawsuits, each of Harris County and Walker County seek to recoup as damages some of the expenses they allegedly have incurred to combat opioid use and addiction. Each of Harris County and Walker County also seeks punitive damages, disgorgement of profits and attorneys’ fees.

While the Company believes that these lawsuits are without merit and intends to vigorously defend against them, the Company is not able to predict at this time whether these proceedings will have a material impact on its results of operations.

Operating lease: The Company leases its Grand Prairie, Texas office space and manufacturing facility under an operating lease which expires in 2024. In addition, in December 2015, the Company executed a 60-month lease for additional office space in Blue Bell, Pennsylvania, which commenced on May 1, 2016. The Company is also liable for a share of operating expenses for both premises as defined in the lease agreements. The Company’s share of these operating expenses was $0.1 million for each of the three and six months ended June 30, 2020 and 2019. Rent expense for these leases, excluding the share of operating expenses, was $0.2 million for each of the three months ended June 30, 2020 and 2019, and $0.5 million for each of the six months ended June 30, 2020 and 2019.

Cash incentive bonus plan: In July 2015, the Company adopted the Senior Executive Cash Incentive Bonus Plan (“Bonus Plan”). The Bonus Plan provides for cash payments based upon the attainment of performance targets established by the Company’s compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to the Company, or corporate performance goals, as well as individual targets. The Company has recorded $0.4 million and $0.9 million of compensation expense for the three and six months ended June 30, 2020, respectively, and $0.5 million and $1.0 million for the three and six months ended June 30, 2019, respectively, under the Bonus Plan.

Note 13. License agreements

On October 23, 2018, the Company entered into an Exclusive License Agreement (“NeuRx License”) with NeuRx Pharmaceuticals LLC (“NeuRx”), pursuant to which NeuRx granted the Company an exclusive, worldwide, royalty-bearing license to research, develop, manufacture, and commercialize certain pharmaceutical products containing NeuRx’s proprietary compound designated as NRX-101, referred to by the Company as NT0502. NT0502 is a new chemical entity that is being developed by the Company for the treatment of sialorrhea, which is excessive salivation or drooling. Under the NeuRx License, the Company made an upfront payment of $0.2 million to NeuRx upon the execution of the agreement. During the six months ended June 30, 2020, the Company made a payment of $0.2 million following receipt of notice of allowance of the first Licensed Patent by the United States Patent and Trademark Office (“USPTO”), as defined in the NeuRx License. Such Licensed Patent subsequently was issued by the USPTO. Also, during the six months ended June 30, 2020, the Company met the completion of the first Pilot PK Study milestone, as defined in the NeuRx License, triggering a payment of $0.3 million that was made in April 2020. The Company may in the future be required to make certain development and milestone payments and royalties based on annual net sales, as defined in the NeuRx License. Royalties are to be paid on a country-by-country and licensed product-by-licensed product basis, during the period of time beginning on the first commercial sale of such licensed product in such country and continuing until the later of: (i) the expiration of the last-to-expire valid claim in any licensed patent in such country that covers such licensed product in such country; and/or (ii) expiration of regulatory exclusivity of such licensed product in such country.

Under the Teva Licensing Agreement, the Company granted Teva a non-exclusive license to certain patents owned by the Company by which Teva has the right to manufacture and market its generic version of Cotempla XR-ODT under its ANDA beginning on July 1, 2026, or earlier under certain circumstances. The Teva Licensing Agreement has been submitted to the applicable governmental agencies (see Note 12).

Under the Actavis Licensing Agreement, the Company granted Actavis a non-exclusive license to certain patents owned by the Company by which Actavis has the right to manufacture and market its generic version of Adzenys XR-ODT under its ANDA beginning on September 1, 2025, or earlier under certain circumstances. The Actavis Licensing Agreement has been submitted to the applicable governmental agencies (see Note 12).

On July 23, 2014, the Company entered into a Settlement Agreement and an associated License Agreement (the “2014 License Agreement”) with Shire LLC (“Shire”) for a non-exclusive license to certain patents for certain activities with respect to the Company’s New Drug Application (the “NDA”) No. 204326 for an extended-release orally disintegrating amphetamine polistirex tablet. In accordance with the terms of the 2014 License Agreement, following the receipt of the approval from the FDA for Adzenys XR-ODT, the Company paid a lump sum, non-refundable license fee of an amount less than $1.0 million in February 2016. The Company is paying a single digit royalty on net sales of Adzenys XR-ODT during the life of the patents.

On March 6, 2017, the Company entered into a License Agreement (the “2017 License Agreement”) with Shire, pursuant to which Shire granted the Company a non-exclusive license to certain patents owned by Shire for certain activities with respect to the Company’s NDA No. 204325 for an extended-release amphetamine oral suspension. In accordance with the terms of the 2017 License Agreement, following the receipt of the approval from the FDA for Adzenys ER, the Company paid a lump sum, non-refundable license fee of an amount less than $1.0 million in October 2017. The Company is paying a single digit royalty on net sales of Adzenys ER during the life of the patents.

Such license fees are capitalized as an intangible asset and are amortized into cost of goods sold over the life of the longest associated patent. The royalties are recorded as cost of goods sold in the same period as the net sales upon which they are calculated.

Additionally, each of the 2014 and 2017 License Agreements contains a covenant from Shire not to file a patent infringement suit against the Company alleging that Adzenys XR-ODT or Adzenys ER, respectively, infringes the Shire patents.

Note 14. Related party transactions

In February 2017, the Company closed an underwritten public offering of 5,750,000 shares of its common stock at a public offering price of $5.00 per share, which includes 750,000 shares of the Company’s common stock resulting from the underwriters’ exercise of their over-allotment option at the public offering price on February 17, 2017. On June 30, 2017, the Company closed an underwritten public offering of 4,800,000 shares of its common stock at a public offering price of $6.25 per share for total proceeds of $30.0 million before estimated offering costs of $0.2 million. The Company also granted the underwriter a 30-day option to purchase up to an additional 720,000 shares of its common stock. Deerfield, the Company’s senior lender, participated in the purchase of the Company’s common shares as part of both public offerings, and as a result, is classified as a related party. The Company is obligated under a $60.0 million senior secured credit Facility that was issued by the Company to Deerfield. On June 1, 2017, the Company and Deerfield entered into an Amendment to the Company’s existing Facility with Deerfield which extended the date to repay the Accrued Interest under the Facility to June 1, 2018, which may have been extended to June 1, 2019 at the election of the Company if certain conditions have been met as specified in the Amendment. The right to payment of the Accrued Interest was memorialized in the form of Convertible Notes issued to Deerfield on the Amendment Date. On October 26, 2017, Deerfield provided a conversion notice electing to convert the entire $6.6 million of Convertible Notes into shares of the Company’s common stock at a conversion price of $7.08 per share. The conversion price was based on 95% of the average of the volume weighted average prices per share of the Company’s common stock on the NASDAQ Global Market for the three trading day period immediately preceding such conversion. This resulted in issuing 929,967 shares of the Company’s common stock to Deerfield on this date and the Convertible Notes were cancelled (see Note 7).

On November 5, 2018, the Company and Deerfield entered into the Second Amendment to the Facility pursuant to which the Company agreed to pay $7.5 million of principal under the Facility otherwise due in May 2019 upon completion of the November Offering. The Second Amendment provides an option for the $15.0 million principal on the Facility due in May 2020 to be paid in either May 2021 or May 2022 upon the achievement of certain revenue milestones as described in the Second Amendment. The revenue milestone was not met for the period ending December 31, 2019. Also, pursuant to the Second Amendment, the Company amended and restated its outstanding notes under the Facility in the form of senior secured convertible notes. The Company has the right to pay principal and future interest in shares of Common Stock not to exceed 2,135,625 shares in the aggregate. Additionally, subject to the terms of the amended and restated convertible notes, Deerfield has the right to convert the remaining principal under the Facility into shares of Common Stock not to exceed 3,796,668 shares in the aggregate at a conversion price ranging from 95% to 83% of the greater of the average of the volume weighted average price per share of the Common Stock for the three-trading day period immediately preceding such conversion and $10.00. On November 8, 2018, the Company closed an underwritten public offering of 19,999,999 shares of its common stock at a public offering price of $2.30 per share, which includes 2,608,695 shares of its common stock resulting from the underwriters’ exercise of their over-allotment option at the public offering price. The net proceeds to the Company from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Company were approximately $43.4 million. Deerfield also participated in the purchase of the Company’s common shares as part of this offering (see Note 7).

On May 6, 2020, the Company and Deerfield entered into the Fifth Amendment pursuant to which the Company deferred $5.0 million of principal otherwise due on May 11, 2020. The Company is required to pay the Deferred Principal in eight equal monthly installments beginning on September 11, 2020 and ending on April 11, 2021. Under the Amendment, Deerfield may convert up to $10.0 million of the remaining debt due under the Facility into the Company’s common stock at a conversion price of $1.50 per share. Any monthly payment otherwise due for the Deferred Principal will be deferred to May 11, 2021 for any month in which the Company’s common stock trades above $1.50 for 10 consecutive days. Also, pursuant to the Fifth Amendment, upon the effectiveness thereof, the Company amended and restated the Senior Secured Convertible Notes to provide for the conversion of up to $10.0 million of the remaining principal due under the facility into the Company’s common stock at a conversion price of $1.50 per share. The ability to issue shares upon a Fixed Price Conversion is also subject to customary beneficial ownership caps as described in the Convertible Notes. The Convertible Notes retained the Variable Price Conversion for any additional conversions, which remain subject to customary beneficial ownership caps and exchange caps as described therein. (see Note 7).